

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 24, 2008

Mr. John F. Terwilliger
President
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, Texas 77002

> **Re: Houston American Energy Corp.**
> **Response Letter Dated October 2, 2008**
> **File No. 1-32955**

Dear Mr. Terwilliger:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 3

Other Holdings, page 6

1.   The table for "Acres Leased or Under Option at December 31, 2007" includes a description (footnote 1) stating "Company Net Acres are either leased or under option in which we own an undivided interest." With a view toward possible disclosure, please explain the differences, including your financial obligations, between these leases and options. Tell us the net acres for which you have options.

Natural Gas and Oil Reserves, page 8

2.   Your third party engineering report states "…seismic and geological interpretations by HUPECOL in house geophysicists and geologists were used to determine the productive area and bulk volumes [for Colombian proved reserves]." Even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts. The use of volumetric parameters determined solely by seismic interpretation is not appropriate for the estimation of proved reserves.

- Please explain to us the methodology used in estimating these proved reserves.

- With a view toward possible disclosure, tell us why you believe your third party engineer's proved reserve estimates are independent in light of their statement above.

3.   We note that, on a net equivalent reserve basis, three of your top four proved undeveloped properties and your top two proved developed non-producing properties are all scheduled for first production by June 1, 2008. Please furnish to us each property's complete daily production history and describe, in appropriate detail, whether these production volumes support the proved reserve estimates. Address any significant cost overruns.

Risk Factors, page 10

A substantial percentage of our properties are undeveloped; therefore the risk associated with our success is greater than would be the case if the majority of our properties were categorized as proved developed producing., page 11

4.   Please expand this factor to disclose the portion of your proved reserves that are producing as of 2007 year-end.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves., page 11

5.   Please expand this factor to include the significant negative revisions to your proved reserves that occurred in the last two years.

Supplemental Information on Oil and Gas Exploration, Development and Production Activities (Unaudited), Page F19

Reserve Information and Related Standardized Measure of Discounted Future Net Cash Flows, page F-21

6.   FAS 69, paragraph 11 requires "appropriate explanation of significant changes" to proved reserves during the year. We note significant changes to your proved reserves due to extensions and discoveries and due to revisions in 2006 and 2007. Please explain to us how you intend to comply with this requirement.

Standard(sic) measure of discounted future net cash flows at December 31, 2007, page F-22

7.   FAS 69, paragraph 30 requires the inclusion of estimated future development costs in the calculation of the standardized measure. It appears you did not include the development costs - $2.5 million – presented in your third party reserve report. Please explain to us how you intend to comply with this requirement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director